

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

November 19, 2015

<u>Via E-mail</u>
Peter Bloch
Chief Executive Officer
Bionik Laboratories Corp.
483 Bay Street, N105
Toronto, Ontario M5G 2C9

      Re: Bionik Laboratories Corp.
              Registration Statement on Form S-1
              Filed October 23, 2015
              File No. 333-207581

Dear Mr. Bloch:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Prospectus Cover Page</u>

1.   We note your disclosure that you are an "emerging growth company." Given your registration statement on Form S-1, file number 333-172110, that went effective on September 6, 2011 and registered an offering of up to 6 million shares of common stock, please provide us with your analysis as to how you qualify as an emerging growth company under Section 101(d) under the Jumpstart Our Business Startups Act.

<u>Cautionary Statement Regarding Forward-Looking Statements, page i</u>

2.   We note your statement that your disclosure contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Please revise your disclosure to eliminate the reference to that Act as the statutory safe harbors adopted as

part of that Act do not apply to statements made by penny stock issuers. Refer to Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. Please also revise your disclosure in this section to clarify what statements are "incorporated by reference" in your prospectus.

Our Business, page 1

3.   Please reconcile your disclosure in the second paragraph regarding your "first commercial product" with your disclosure in your third risk factor which indicates that you do not yet have a commercially viable product.

4.   Please balance your prospectus summary by indicating that through June 30, 2015 you have not generated any revenue and have a history of net losses.

Market Strategy, page 31

5.   We note your disclosure regarding the advantages of your intended products, please also disclose whether studies or users of your products have revealed any material disadvantages.

Market Strategy, page 31

6.   Please disclose the regulatory agency you expect to receive clearance from that you refer to in the last sentence of the second paragraph of this section.

Intellectual Property, page 31

7.   Please disclose the duration of your patents. Refer to Regulation S-K Item 101(c)(iv). Please also clarify the nature of your licensing agreements and ensure that you have filed any material agreements as exhibits to your registration statement.

Research and Development, page 32

8.   Please identify the industry leaders in manufacturing and design and researchers and academia referred to in this section and the clinical partners referred to on page 28. Please also disclose the nature and extent of those relationships.

Management, page 34

9.   For Mr. Bloch, please disclose the principal business of HB Agri Products Inc. and Walmer Capital Corp. Please refer to Regulation S-K Item 401(e)(1).

10.   We note your disclosure that Mr. Prywata studied at, and Mr. Caires attended, Ryerson University. Please clarify whether Messrs. Prywata or Caires obtained degrees from that institution.

Involvement in Certain Legal Proceedings, page 36

11.   Please revise your disclosure to clarify for each officer and director whether they have been involved in any of the events specified in clauses (1) through (8) of Regulation S-K Item 401(f) not just those described in your current disclosure.

Arrangements between Officers and Directors, page 37

12.   Please clarify your reference to "this Transition Report on Form 10-K" in the last paragraph of this section.

Executive Compensation, page 40

13.   We note your disclosure on options granted to the named executive officers in footnote 3 to your compensation table. Please include in your table the aggregate grant date fair value of the options computed in accordance with FASB ASC Topic 718. Please refer to Regulation S-K Item 402(n)(2)(vi) and the instructions to that item.

Description of Securities, page 48

14.   Please reconcile your references to Exhibits 3.1 and 3.2 in the first paragraph of this section with the exhibit numbers provided in the exhibit index in Item 16 of Part II of your registration statement.

Common Stock, page 48

15.   Please describe the "transfer restrictions" referred to in the last sentence and disclose when those restrictions would be applicable. Include risk factor disclosure if appropriate.

Plan of Distribution, page 51

16.   Please describe the conditions that must be met before the selling stockholders would be able to sell their securities under Rule 144. Please see Rule 144(i)(2) and Securities Act Rule Compliance and Disclosure Interpretations, Question 137.01.

Where You Can Find More Information, page 52

17.   Please identify the reports and other information that you file with the SEC. See Item 12(b)(2)(i) of Form S-1.

Peter Bloch
Bionik Laboratories Corp.
November 19, 2015
Page 4

Financial Statements of Bionik Laboratories Inc., page F-2

18.   Please revise historical stockholders' equity, related share disclosures and loss per share to retroactively present the impact of the recapitalization reverse merger. Refer to SAB Topic 4(C) and, by analogy, the presentation guidance from FASB ASC 805-40-45.

Report of Independent Registered Public Accounting Firm, page F-2

19.   Please provide the signature of the public accounting firm on the audit report. Refer to Rule 302 of Regulation S-T and Rule 2-02 of Regulation S-X.

Financial Statements of Bionik Laboratories Corp.

20.   We note that you consolidate Bionik Laboratories, Inc. as a wholly-owned subsidiary. Please explain to us how you considered the 50 million Exchangeable Shares issued by Bionik Laboratories, Inc. in your determination that you have a controlling financial interest. In this regard, describe any voting rights the Exchangeable Shares have in Bionik Laboratories, Inc. Refer to FASB ASC 810-10. Also, please revise your disclosure in an appropriate location in your prospectus summary to clarify how Bionik Canada is a wholly-owned subsidiary and clarify what voting and economic interests are represented by the Exchangeable Shares.

21.   Please also disclose in these financial statement notes and in Bionik Laboratories, Inc.'s financial statements any rights and privileges of the Exchangeable Shares as it relates to Bionik Laboratories, Inc., as required by FASC ASC 505-10-50-3. You disclose on page 26 the rights and privileges as it relates to the registrant, but not the issuing entity.

Item 17. Undertakings, page II-5

22.   Please provide the undertaking required by Regulation S-K Item 512(h).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Fay at (202) 551-3812 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller, staff attorney, at (202) 551-3635 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc (via e-mail): Stephen Fox, Esq.
Ruskin Moscou Faltischek, P.C.